

June 14, 2013

Via E-mail
Claudia Drago Morante
Chief Legal Officer
Graña Y Montero S.A.A.
Av. Paseo de la República 4667
Surquillo
Lima 34, Peru

  Re: Graña Y Montero S.A.A.
     Registration Statement on Form F-1
     Filed June 4, 2013
     File No. 333-189067

Dear Ms. Morante:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 Filed June 4, 2013

General

1. You disclose on pages iii, 13 and 42 that your annual consolidated financial statements for the years ended December 31, 2010, 2011 and 2012 have been audited in accordance with the "auditing" standards of the U.S. Public Company Accounting Oversight Board. Please confirm to us in your supplemental response that your auditors conducted their audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1. See also SEC Release 33-8422, Commission Guidance Regarding the Public Company Accounting Oversight Board's Auditing and Related Professional Practice Standard No. 1. If the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), please revise your disclosures accordingly.

Backlog, pages iv and 150

2. We note your response to comment 19 of our letter dated May 22, 2013. You indicate that you do not include backlog for your Real Estate segment because you believe the disclosure of backlog in the real estate industry is not market practice. Please provide support for this belief. In your response, please address both the backlog of the development and construction activities associated with your Real Estate segment and the fact that backlog is typical disclosure for these activities in U.S. filings.

Business, page 111

Energy, page 133

Estimated Proved Reserves, page 135

3. We note your disclosure of the change in the quantities of proved undeveloped reserves during 2012 is limited to the change in crude oil and omits the change in the quantities of natural gas. Please advise or expand your disclosure to quantify the material changes in your proved undeveloped crude oil and natural gas reserves and as required by Item 1203(b) of Regulation S-K. As part of your expanded disclosure, please provide an explanation for the changes in the net quantities of your proved reserves as required by FASB ASC paragraph 932-235-50-5.

4. We note the dollar amounts disclosed on page 135 relating to converting your proved undeveloped reserves to developed reserves during 2012 and the first quarter of 2013 appear to exceed the amounts disclosed on page 137 relating to your investments in drilling activities for these periods. Please advise or revise your disclosure to reconcile the difference.

Consolidated Financial Statements for the Year Ended December 31, 2012

Note 8. Trade Accounts Receivable, page F-52

5. We note your response to comment 27 of our letter dated May 22, 2013. You disclose that invoices receivable are related to percentage of completion estimates, while GyM Ferrovias S.A. collection rights relate to the concession signed with the Peruvian Government. We note that the bottom line of the table on page F-52 refers to GyM Ferrovias S.A. Collection Rights. It appears this line should refer to current trade accounts receivable. Please advise or revise.

Note 14. Property, Plant and Equipment, page F-63

6. Please reconcile the total 2012 and 2011 additions to property, plant and equipment to the payments for fixed asset purchase and acquisition through finance leases amounts reflected in your Consolidated Statement of Cash Flows.

Note 28. Business Acquisitions, page F-81

7. Based on the amount of the cash payments for the acquisition and the related cash and cash equivalents of the acquired subsidiary associated with your acquisition of Vial y Vives, Stracon GyM, and TSD, please address the need to revise the last line of the tables on pages F-81, F-82 and F-84 as there appears to be a net cash outflow related to these transactions. In addition, please clarify how you have reflected the S/.13,894 million cash paid in 2011 related to the acquisition of Stracon GyM in your Consolidated Statement of Cash Flows. Finally, for 2010, it appears that you had an S/.7.746 million outflow related to your acquisition of TSD, however, your Consolidated Statement of Cash Flows reflects a cash inflow. Please advise.

8. You indicate that the consideration paid by GyM for the purchase of Stracon – GyM comprised the fair value of the shares that Stracon obtained from the business combination plus a cash amount for a total of S/.42 million. However, based on the table provided, it appears that the consideration paid consisted of the cash paid in 2011 and 2012 plus the S/.24 million net assets transferred. Please reconcile these disclosures and clarify whether the S/.24 million net assets transferred reflects book value or fair value.

9. Please reconcile the S/.206,153 million property, plant and equipment related to the acquisition of Stracon GyM to the S/.71,768 addition to property, plant and equipment reflected in the table depicting the movement in property plant and equipment accounts on page F-64. In this regard, please address the need to disclose the details of the S/.24,994 million net assets transferred.

Note 32. Restatement, page F-88

10. Please better explain the nature of the first correction. Specifically, explain the statement, "In preparing the consolidated statement of cash flow, the Company erroneously accounted for the eliminations needed to calculate the cash effect of this acquisition transaction by failing to consider that assets and liabilities were contributed and not only cash."

11. With reference to PCAOB Auditing Standard No. 6, please ask your auditors to tell us what consideration they gave as to whether their audit opinion should have included an explanatory paragraph making reference to the restatement.

Supplementary Data (Unaudited), page F-89

Oil and Gas Producing Activities, page F-89

Reserve Quantity Information, page F-89

12. Your disclosure on page F-89 states the 2011 and 2010 reserve estimates were prepared by your internal engineers. Please advise or revise your disclosure to clarify these estimates conform to the definitions set forth in FASB ASC paragraph 932-10-65-1 and Rule 4-10(a) of Regulation S-X.

13. Your disclosure on page F-90 does not include any explanation for significant changes in the net quantities of your reserves as required by FASB ASC paragraph 932-235-50-5. Please amend your filing to include an explanation of the changes as appropriate for each period presented.

14. We note from disclosure on page F-94 that the dollar amount relating to the 2012 undiscounted future net revenue derived by deducting the total future production and development costs from the total future cash inflows corresponds to an identical undiscounted dollar amount disclosed in Exhibit 99.1, which is noted to exclude abandonment costs. Therefore, it would appear that the standardized measure of discounted net cash flows for the period ending 2012 does not include the costs associated with the abandonment of your oil and gas assets as part of the future development costs. Please advise or revise your standardized measure to include such costs. Refer to the guidance provided by the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

Unaudited Condensed Interim Consolidated Income Statement, page F-96

15. To the extent your interim revenue activities are the same as those reflected in your annual financial statements, please revise the revenue and cost of revenues line items to be consistent with the those reflected in your annual financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Juan Francisco Méndez (*via e-mail*)
        Simpson Thacher & Bartlett LLP